Exhibit 99.2

Kofax Limited

IMPORTANT SPECIAL GENERAL MEETING INFORMATION

Electronic Voting Instructions

Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 11:00 a.m., UK Time, on May 15, 2015.

Vote by Internet

• Go to www.envisionreports.com/KFX

• Or scan the QR code with your smartphone

• Follow the steps outlined on the secure website

Vote by telephone

• Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone

• Follow the instructions provided by the recorded message

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	☒

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A

I/We being a shareholder of Kofax Limited (the “Company”) hereby appoint the Chairman of the Special General Meeting or the following person as my/our proxy to attend and vote for me/us on my/our behalf over my/our entire holding of common shares of $0.001 each in the capital of the Company:	+

Name or Proxy:

at the Special General Meeting of the Company to be held at 4:00 p.m. London Time on May 18, 2015, at the offices of Dechert LLP, 160 Queen Victoria Street, London, EC4V 4QQ, United Kingdom, or any adjournment thereof. I/We direct my/our proxy to vote on resolutions 1-2 as I/we have indicated below by marking the appropriate box with an ‘X’. If no indication is given, my/our proxy will vote or withhold from voting at his or her discretion and I/we authorize my/our proxy to vote (or withhold from voting) as he/she thinks fit in relation to any other matter which is put before the meeting.

NOTE: If you do not wish to appoint the Chairman as your proxy, add in block capitals the name of your chosen proxy in the space provided above. A proxy need not be a shareholder of the Company. Please leave the space empty if you wish to appoint the Chairman of the Special General Meeting as your proxy.

B	RESOLUTIONS

Special Resolutions		For	Against	Withhold
1.	Resolution 1: To approve and adopt (a) that certain Agreement and Plan of Merger, dated as of March 24, 2015, among Kofax Limited (“Kofax”), Lexmark International, Inc., Lexmark International Technology, S.A. (“Parent”) and Ariel Investment Company, Ltd., a direct, wholly owned subsidiary of Parent (“Merger Sub” ), (the “Merger Agreement”), (b) the Statutory Merger Agreement required by Section 105 of the Companies Act of 1981 of Bermuda, as amended, in the form attached as Exhibit A to the Merger Agreement and (c) the merger of Kofax and Merger Sub as contemplated by the Merger Agreement.	☐	☐	☐

2.	Resolution 2: To adjourn the Special General Meeting, if necessary or appropriate, for the solicitation of additional proxies from Kofax shareholders in favor of Proposal 1 if there are insufficient votes at the time of such adjournment to approve such proposal.	☐	☐	☐

C	Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /

¢	1 U P X	+

022LHE

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy – Kofax Limited

Notice of Special General Meeting of Shareholders — May 18, 2015

Dechert LLP, 160 Queen Victoria Street, London, EC4V 4QQ, United Kingdom

Proxy Solicited by Board of Directors for Special General Meeting — 4 p.m. London Time on May 18, 2015